SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934


                       MORGAN STANLEY GROUP INC.
   -------------------------------------------------------------------
                           (Name of Issuer)

                Common Stock, Par Value $1.00 Per Share
                ---------------------------------------
                    (Title of Class of Securities)

                              617446 10 9
                              -----------
                            (CUSIP Number)



                         Christine A. Edwards
             Executive Vice President and General Counsel
                      Dean Witter, Discover & Co.
                        Two World Trade Center
                              66th Floor
                       New York, New York 10048
                            (212) 392-2222
----------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons
           Authorized to Receive Notices and Communications)

                           February 4, 1997
----------------------------------------------------------------------
        (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following pages)
                         (Page 1 of 9 Pages)

CUSIP No. 617446 10 9             13D                 Page _2_ of _9_ Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
          Dean Witter, Discover & Co.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          36-3145972
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS *
       WC, BK, OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)                                              [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              31,506,582  (1, 2)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               31,506,582  (1, 2)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         None
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          31,506,582  (1, 2)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES *                                                   [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.6%  (2, 3)

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON *
          HC; CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

1 The shares of common stock of Morgan Stanley Group Inc. (the "Issuer") covered by this report are purchasable by Dean Witter, Discover & Co. ("DWD") upon exercise of an option (the "Option") granted to DWD pursuant to the Stock Option Agreement dated as of February 4, 1997 between Issuer and DWD (the "Stock Option Agreement"), and described in Item 4 of this report. Prior to the exercise of the Option, DWD is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the Option. The number of shares of common stock of the Issuer purchasable by DWD under the Option, which is initially set to equal 31,506,582 shares, will be adjusted if necessary so that the number of shares purchasable by DWD upon exercise of the Option at the time of its exercise is equal to 19.9% of the total outstanding shares of common stock of the Issuer immediately prior to the time of such exercise. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such exercise, DWD expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by DWD upon exercise of the Option.

     The number of shares indicated represents approximately 19.9% of the total outstanding shares of common stock of the Issuer as of January 31, 1997, excluding shares issuable upon exercise of the Option.

2 Does not include 893,800 shares of common stock of the Issuer held in registered investment companies under the investment discretion of Dean Witter InterCapital Inc. ("DWI"), a direct wholly-owned subsidiary of DWD. DWI's investment discretion over such 893,800 shares is disclosed in the Form 13F filed by DWD and DWI for the quarter ended September 30, 1996.

3 Adjusted to reflect the issuance by the Issuer of 31,506,582 shares of common stock of the Issuer upon exercise of the Option as described herein.


                         (Page 3 of 9 Pages)

Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock," an individual share of which is a "Share"), of Morgan Stanley Group Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1585 Broadway, New York, New York 10036.

Item 2.  Identity and Background

     This Schedule 13D is filed by Dean Witter, Discover & Co. ("DWD"), a Delaware corporation that is a diversified financial services organization providing a broad range of nationally marketed credit and investment products, with a primary focus on individual customers. DWD has three major businesses: full service brokerage, asset management and credit services. DWD's principal offices are located at Two World Trade Center, New York, New York 10048.

     During the last five years, to the best of DWD's knowledge, neither DWD nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     All executive officers and directors of DWD are citizens of the United States. The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

     This Statement relates to an option granted to DWD by the Issuer to purchase shares of Common Stock from the Issuer as described in
Item 4 below (the "Option"). The Option entitles DWD to purchase 31,506,582 Shares (the "Option Shares") under the circumstances specified in the Stock Option Agreement dated as of February 4, 1997, between DWD and the Issuer (the "Stock Option Agreement") and as described in Item 4 below, for a purchase price of $62.906 per Share (the "Purchase Price"). The number of Option Shares will be adjusted if necessary so that the number of shares purchasable by DWD upon exercise of the Option at the time of its exercise is equal to 19.9% of the total outstanding shares of common stock of the Issuer immediately prior to the time of such exercise. Reference is hereby made to the Stock Option Agreement, which is included as Exhibit 10.2 to the Current Report on Form 8-K filed by DWD on February 14, 1997 (the "Form 8-K"), for the full text of its terms, including the conditions upon which it may be exercised. The Stock Option Agreement is incorporated herein by reference in its entirety.

     The Option was granted by the Issuer as an inducement to DWD to enter into the Agreement and Plan of Merger dated as of February 4, 1997, between DWD and the Issuer (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of DWD and the Issuer and various regulatory agencies), the Issuer will merge with and into DWD (the "Merger") with DWD continuing as the surviving corporation (the


                         (Page 4 of 9 Pages)

"Surviving Corporation"), and each issued and outstanding share of common stock of the Issuer, par value $1.00 per share, generally other than those shares owned by the Issuer or DWD, will be converted into the right to receive 1.65 Shares. If the Merger is consummated, the Option will not be exercised. No monetary consideration was paid by DWD to the Issuer for the Option.

     If DWD elects to exercise the Option, it currently anticipates that the funds to pay the Purchase Price will be generated by a combination of available working capital, bank or other borrowings and/or the sale, in whole or in part, of Option Shares following such exercise.

Item 4.  Purpose of Transaction

     As stated above, the Option was granted to DWD in connection with the execution of the Merger Agreement. As an inducement to the Issuer to enter into the Merger Agreement, DWD granted to the Issuer a reciprocal option to purchase up to 63,922,570 shares of DWD common stock, par value $.01 per share, under the circumstances specified in the Stock Option Agreement dated as of February 4, 1997 between DWD, as issuer, and the Issuer, as grantee, for a purchase price of $38.125 per share (the "DWD Stock Option Agreement").

     The Option shall become exercisable upon the occurrence of certain events set forth in Section 2 of the Stock Option Agreement, none of which has occurred at the time of this filing.

     If the Merger is consummated in accordance with the terms of the Merger Agreement, the Board of Directors of the Surviving Corporation shall consist of fourteen members, seven of whom shall be designated by each of DWD and the Issuer, with the current Chairman and Chief Executive Officer of DWD being a designee of DWD and the current President of the Issuer and the current Chairman of the Issuer being designees of the Issuer. The current Chairman and Chief Executive Officer of DWD will be Chairman and Chief Executive Officer, and the current President of the Issuer will be President and Chief Operating Officer, of the Surviving Corporation.

     DWD has the right to cause the Issuer to prepare and file up to three registration statements under the Securities Act of 1933, as amended, in order to permit the sale by DWD of any Option Shares purchased under the Option.

     In the event the Merger is consummated, the Common Stock, the MS Preferred Stock (as such term is defined in the Merger Agreement) and the depositary shares and capital units representing shares of the MS Preferred Stock will be delisted from the New York Stock Exchange and any other exchange, and will become eligible for termination of registration under the Act, as amended.

     The descriptions herein of the Stock Option Agreement, the DWD Stock Option Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which were filed as Exhibits 10.2, 10.1 and 2.1, respectively, to the Form 8-K and which are incorporated herein by reference in their entirety.


                         (Page 5 of 9 Pages)

     Other than as described above, DWD has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D (although DWD reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

     As a result of the issuance of the Option, DWD may be deemed to be the beneficial owner of 31,506,582 Shares, which would represent approximately 16.6% of the Shares outstanding after exercise of the Option (based on the number of Shares outstanding on January 31, 1997, as set forth in the Merger Agreement). DWD will have sole voting and dispositive power with respect to such Shares.

     The Option Shares described herein are subject to the Option, which is not currently exercisable. Nothing herein shall be deemed to be an admission by DWD as to the beneficial ownership of any Shares, and, prior to exercise of the Option, DWD disclaims beneficial ownership of all Option Shares.

     Except as described herein, neither DWD nor, to the best of DWD's knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     From time to time, the Issuer and/or its subsidiaries have, in the usual course of business, performed investment banking services for DWD and/or its subsidiaries, including acting as underwriter of the securities of, and acting as financial advisor to, DWD and/or its subsidiaries.

     Except for the Merger Agreement and the Stock Option Agreement and except as described in the preceding paragraph, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits


  Exhibit      Description
  -------      -----------

     1 Stock Option Agreement dated as of February 4, 1997, between Morgan Stanley Group Inc., as Issuer, and Dean Witter, Discover & Co., as Grantee (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dean Witter, Discover & Co. on February 14, 1997 (the "Form 8-K")).

     2 Agreement and Plan of Merger dated as of February 4, 1997, between Dean Witter, Discover & Co. and Morgan Stanley Group Inc. (incorporated by reference from
               Exhibit 2.1 to the Form 8-K).

     3 Stock Option Agreement dated as of February 4, 1997, between Dean Witter, Discover & Co., as Issuer, and Morgan Stanley Group Inc., as Grantee (incorporated by reference to Exhibit 10.1 to the Form 8-K).


                         (Page 6 of 9 Pages)

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

February 14, 1997                    DEAN WITTER, DISCOVER & CO.



                                       by /s/ Ronald T. Carman
                                         ------------------------
                                         Name:  Ronald T. Carman
                                         Title: Senior Vice President and
                                                Associate General Counsel






















                         (Page 7 of 9 Pages)

                              SCHEDULE A


Names of Directors and     Principal Occupation      Residence or Business
       Officers               or Employment          Address of Organization
----------------------     --------------------      -----------------------

Philip J. Purcell          Chairman and Chief        Dean Witter, Discover &
Director and Officer       Executive Officer         Co. ("DWD")
                                                     Two World Trade Center
                                                     New York, NY 10048

Edward A. Brennan          Retired                   400 North Michigan Avenue
Director                                             Suite 400
                                                     Chicago, IL 60611

Alfred C. DeCrane, Jr.     Retired                   Two Greenwich Plaza
Director                                             Suite 300
                                                     P.O. Box 1247
                                                     Greenwich, CT 06836

Robert M. Gardiner         Senior Advisor to DWD     DWD
Director                                             Two World Trade Center
                                                     New York, NY 10048

Nancy Kassebaum            Retired                   801 Pennsylvania Avenue,
Baker                      United States Senator     NW
Director                                             Washington, DC 20004

C. Robert Kidder           Chairman and Chief        Borden Inc.
Director                   Executive Officer,        180 East Broad Street
                           Borden Inc.               Columbus, OH 43215

Miles L. Marsh             Chairman and Chief        James River Corporation
Director                   Executive Officer,        800 Connecticut Avenue
                           James River               Riverpark
                           Corporation               Norwalk, CT 06856

Michael A. Miles           Retired                   1350 Lake Road
Director                                             Lake Forest, IL 60045

Sybil C. Mobley            Dean of the School        Florida A&M University
Director                   of Business and           1500 Wahnish Way
                           Industry, Florida         Tallahasee, FL 32307
                           A&M University

Clarence B. Rogers, Jr.    Chairman of the           Equifax, Inc.
Director                   Board, Equifax, Inc.      1600 Peachtree Street, NW
                                                     Atlanta, GA 30309


                         (Page 8 of 9 Pages)

Names of Directors and     Principal Occupation      Residence or Business
       Officers               or Employment          Address of Organization
----------------------     --------------------      -----------------------

Thomas R. Butler           President, NOVUS          DWD
Officer                    Services, and             Two World Trade Center
                           Executive Vice            New York, NY 10048
                           President

Richard M. DeMartini       President, Dean           DWD
Officer                    Witter Capital, and       Two World Trade Center
                           Executive Vice            New York, NY 10048
                           President

James F. Higgins           President, Dean           DWD
Officer                    Witter Financial,         Two World Trade Center
                           and Executive Vice        New York, NY 10048
                           President

Stephen R. Miller          President and Chief       DWD Electronic Financial
Officer                    Operating Officer,        Services Inc.
                           DWD Electronic            101 California Street
                           Financial Services        San Francisco, CA 94111
                           Inc., and Executive
                           Vice President

Mitchell M. Merin          Executive Vice            DWD
Officer                    President and Chief       Two World Trade Center
                           Administrative            New York, NY 10048
                           Officer

Thomas C. Schneider        Executive Vice            DWD
Officer                    President and Chief       Two World Trade Center
                           Financial Officer         New York, NY 10048

Christine A. Edwards       Executive Vice            DWD
Officer                    President, General        Two World Trade Center
                           Counsel and               New York, NY 10048
                           Secretary


                         (Page 9 of 9 Pages)